P.O. Box 291, St. Peter Port, Guernsey, GY1 3RR, British Isles

Telephone	+44 1481 729 980
Fax Phone	+44 1481 729 982
December 6, 2006
VIA EDGAR
Ryan Milne
U.S. Securities and Exchange Commission
100 F Street, N.W., Stop 7010
Washington, D.C. 20549

Re:	CanArgo Energy Corporation
Registration Statement on Form S-3
Filed October 13, 2006
File No. 333-137993

Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Filed August 9, 2006
File No. 001-32145
Dear Mr. Milne:
     We thank you for the Staff’s Comment Letter dated November 14, 2006 (the “Comment Letter”). The following responds to the Staff’s comments set forth in the Comment Letter. Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter. The Company’s responses immediately follow each comment.

S-3
General
1.	Please note that we will not be in a position to declare the pending registration statement effective until all comments have been addressed.

The Company acknowledges this comment.
Form 10-K for the Fiscal Year Ended December 31, 2005
Selected Financial Data, page 45
2.	Include long-term obligations in your selected financial data. Refer to Item 301 of Regulation S-K for additional guidance.

We have updated the Selected Financial Data table in Item 6 to include two additional line items, the first, “Long term obligations” which includes the long-term debt, provision for site restoration and other non-current liabilities. In addition, we have added a line item for “Options issued with redemption feature”. We have also corrected two further line items (“Minority shareholder advances” and “Stockholders’ equity”) in the Selected Financial Data table as we noticed that these contained formatting errors.
Controls and Procedures, page 73
3.	Please expand your definition of disclosure controls and procedures to state that they include information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure.

We have inserted an additional paragraph in the beginning of Item 9a and added the requested wording to the paragraph headed “Disclosure Controls.”
Consolidated Financial Statements, page F-1
Consolidated Statements of Operations and Comprehensive Loss, page F-5
4.	Please present interest income and interest expense separately on the face of your statements of operations. Refer to Rule 5-03(b) of Regulation S-X for additional guidance.

The Company has updated the statement of operations in Item 8 to segregate the following disclosure items: “interest” has been broken down into “interest income” and “interest and amortization of debt discount and expense”.
Consolidated Statements of Cash Flows, page F-6
5.	Please reconcile your net cash generated (used) by operating activities to net loss, not net loss from continuing operations. Refer to paragraph 28 of SFAS 95
CanArgo Energy Corporation — Page 2
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

for guidance on the presentation of discontinued operations on the cash flow statement and the Center for Public Company Audit Firms’ CPCAF Alert #98 dated April 19, 2006 for guidance on restating financial statements to revise the statements of cash flows.

Under “cash flows used in operations” in Item 8, we have grossed up the initial line of our statement of cash flows to begin with “Net Loss” and added two line items below it with a corresponding offset amount subtracting the “cumulative effect of change in accounting principle” and “net Income (Loss) from discontinued operations, net of taxes and minority interest””. The effect of this change will not alter the totals on any of the line items on the statement of cash flows. We believe we properly presented the breakout of the discontinued operations in respect of our operating, investing and financing cash flows, in our original filing in accordance with CPCAF Alert #98.
6.	Please tell us what is comprised in your investing activity, “change in non-cash working capital items,” and explain to us why you consider that activity to be investing and not operating.

The “Change in non-cash working capital items” in our “Consolidated Statements of Cash Flows” in Item 8 represents the change in amounts prepaid to suppliers who provide the Company with the goods and services needed to perform its drilling operations on its oil and gas wells. Since the amounts that are prepaid will eventually become classified within “oil & gas property”, the Company has included these amounts within the investing section of the statement of cash flows. The Company has changed the wording of the line item to “Changes in oil and gas supplier prepayments”
Notes to Consolidated Financial Statements, page F-10
Note 2 — Summary of Significant Accounting Policies, page F-10
Fair Value of Financial Instruments, page F-11
7.	We note that you disclose the carrying value of your long-term note payable reflects a discount for the value of the warrants. Please disclose the fair value of your long-term debt pursuant to paragraph 10 of SFAS 107.

The Company inadvertently referred to the short-term debt in the accounting policy in Note 2 of the “Notes to Consolidated Financial Statements” in Item 8 as long-term debt and has corrected the description. In addition, the Company has added an additional paragraph in this section pertaining to the $25 million long-term note indicating the carrying amount reflected on the balance sheet reflects the fair value. There was no beneficial conversion factor with the $25 million long-term note and therefore no discount associated with this debt. An additional notation has also been made directing the reader to see the debt footnote where information is provided on the increasing interest rate of the debt and related accounting.
     Advances, page F-13
CanArgo Energy Corporation — Page 3
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

8.	Please tell us why you do not classify advances received from joint venture partners that are to be spent on their behalf as restricted cash on your consolidated balance sheets. In your response, tell us the amount of such advances that you have included in cash as of December 31, 2005 and 2004.

In Note 2 of the “Notes to Consolidated Financial Statements” in Item 8, we have removed this accounting policy, which was inadvertently included, as it is not applicable to these financial statements. The Company repaid the last advance from a joint venture partner in the first quarter of 2004.
Note 5 — Accounts Receivable, page F-20
9.	We note that your allowance for doubtful debts represents approximately 99% of your trade receivables. Please enhance your MD&A to discuss why your allowance represents such a high percentage of your accounts receivable. In addition, explain to us how you achieve the criteria within SAB 104 that revenue be collectible prior to its recognition for the related revenue.

The Company in general receives payments in advance of delivery of almost all of its oil sales. The allowance noted on the 2005 and 2004 balance sheets was made up primarily of a series of very old oil and gas sales made to a cement plant in 2000 and 2001 in the aggregate amount of $550,000 and to others prior to 2000 in the aggregate amount of $265,000 or in excess of $800,000 for both years together. At the time the sales were made the Company believed that collectibility was reasonably assured. However, based on economic circumstances for the cement plant, it became unable to pay those amounts and thus in 2002 the Company fully allowed for these sales. The Company is considering removing the receivables and the associated allowances for these old debts in our financial statements for the current fiscal year. The increase in the allowance by approximately $146,000 in 2005 was primarily attributable to the Company sale of oil on credit to two refineries from its Samgori subsidiary at the request of its 50% partner Georgian Oil (a state owned oil company). Unfortunately, these refineries did not pay the amounts due. Because the Company was unable to determine when the local refiners would be able to pay, we fully allowed for these receivables as of December 31, 2005. We believe that since the majority of the allowance is from 2001 and 2002 and the remaining amount is immaterial that these events are not relevant to current operations and therefore no additional disclosure will be made as agreed to with the Staff.
Note 11 — Loans Payable and Long Term Debt, page F-25
10.	We understand from reading your Note 11 and your discussion of liquidity and capital resources on page 54 that the $15 million promissory note with Cornell Capital was repayable in cash or with the net proceeds of drawdowns under the SEDA. It appears to us that the promissory note, in substance, was convertible debt. As such, explain to us your accounting treatment of the debt, the conversion feature, and the discount on the sale of common shares under the SEDA. In your response, cite the specific accounting guidance you considered in reaching your conclusion.
CanArgo Energy Corporation — Page 4
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

Accounting Principles Board Opinion No 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” provides a definition of convertible debt in paragraph 3 as follows:

Convertible debt securities discussed herein are those debt securities which are convertible into common stock of the issuer or an affiliated company at a specified price at the option of the holder and which are sold at a price or have a value at issuance not significantly in excess of the face amount. The terms of such securities generally include (1) an interest rate which is lower than the issuer could establish for nonconvertible debt, (2) an initial conversion price which is greater than the market value of the common stock at time of issuance, and (3) a conversion price which does not decrease except pursuant to antidilution provisions. In most cases such securities also are callable at the option of the issuer and are subordinated to nonconvertible debt.

We believe that the $15 million advance provided by Cornell Capital Partners, LP (“Cornell”) in April 2005 was conventional debt for the following reasons:
•	This debt was not: “convertible into common stock of the issuer or an affiliated company at a specified price at the option of the holder .”

•	The interest rate was not “lower than the issuer could establish for nonconvertible debt.”

•	Assuming an “in substance” convertible debt situation as suggested in the Staff comment there was no “initial conversion price which is greater than the market value of the common stock at time of issuance” nor “a conversion price which does not decrease except pursuant to antidilution provisions.”.

•	Assuming an “in substance” convertible debt situation as suggested in the Staff comment the impact on the financial statements of accounting for the advance as a convertible note would not have a material effect on the financial statements. The SEDA offering price was based off a 5 day weighted average of the Company’s stock price as traded on the AMEX exchange and therefore would be considered to be offered at the “market” price. The fees paid to Cornell of 5% of each SEDA draw would be treated as debt discount instead of being offset against equity as an offering cost. However the total amount recorded as offering costs in 2005 for the SEDA fees in connection with the paydown of the $15 million advance was approximately $360,000 or about 3% of the net loss and 0.3% of total stockholders equity, which the Company would consider as immaterial.
11.	We note that the conversion price of your Senior Secured Convertible Loan Notes issued for $25 million may be reset at a lower price in certain circumstances. We further note that you evaluated the embedded conversion feature and determined it did not meet the criteria for bifurcation under SFAS 133. Please provide us with your analysis to support your conclusion that no bifurcation was necessary.

Our position is that the $25 million Senior Secured Notes meet the scope exemption provided for by paragraphs 11(a) and 12(c) of FAS 133. The Company’s process for
CanArgo Energy Corporation — Page 5
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

determining the proper treatment of the conversion features contained within the $25 million Senior Secured Notes (the “Notes”) started with examining the scope exception provided to “conventional convertible” notes under Paragraph 4 of EITF 00-19. We read the issues outlined in EITF 05-02 Issue Summary #1. We came to the conclusion that the reset provision afforded to the Note holders was not included under the glossary definition of an equity restructuring provided for in FAS 123 (revised) and thus the Notes did not qualify as “conventional convertible”. Accordingly, we went through each paragraph from 12-32 in EITF 00-19. This also required an examination of the associated Registration Rights Agreement. We noted that the Registration Rights Agreement did not require that the Company deliver registered shares and also that the registration rights were only on a “best efforts basis” with no penalty for failure. Thus, the Company was not required to deliver registered shares and no penalty was payable in cash or additional equity for the failure to file a registration statement or to register the shares timely. We also evaluated whether the Company had a sufficient number authorized shares remaining after converting all other instruments that could be converted into its common stock as of the date of the issuance of the Notes and at each subsequent reporting period that those notes were outstanding. We came to the conclusion that there were enough shares authorized but unissued to cover the issuance of additional shares upon conversion of the Notes. This left the issue of whether or not the number of shares to be delivered upon exercise was “fixed”. The reset provision causes the conversion price on the conversion of the notes to be “reset” to a lower rate in the event that the Company issues equity securities (common stock or instruments convertible into common) at a price lower than the existing conversion price of the Notes. We believe that the conversion rate remains fixed for the purposes of the analysis since the issuance of equity securities at a price lower than the existing price, which would trigger the reset provision and require a larger number of shares to be issued upon conversion of the Notes, is a discrete event that is within the control of the Company (certain equity issuances that may occur at the discretion of third parties are expressly excluded from the reset trigger provision, namely employee options issued under the 2004 LTIP). Accordingly, until such time as the Company were to issue equity securities at a price low enough to cause it to not have enough authorized but unissued shares to permit conversion of the Notes, the conversion feature would still be scoped out of FAS 133. We believe that under EITF 00-19 paragraphs 12-32 the conversion option would be classified in stockholders equity in our balance sheet and would be indexed to our own stock and therefore would be exempted from FAS 133.
Note 15 — Commitments and Contingencies, page F-32
12.	For each contingency described, expand your disclosure to include assessments of the likelihood of loss and obligations by using terms as defined in paragraph 3 of SFAS 5. Refer also to paragraphs 9 to 11 of SFAS 5.

In Note 15 of the “Notes to Consolidated Financial Statements” in Item 8, we have updated the commitments and contingency footnote to incorporate the Staff’s comments.
     Note 16 — Options with Redemption Features, page F-35
CanArgo Energy Corporation — Page 6
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

13.	Please disclose how you account for the changes in the intrinsic value of the options with redemption features.

In Note 2 of the “Notes to Consolidated Financial Statements” in Item 8, we have updated the accounting policy footnote for stock based compensation to include the following:

The Company accounts for options issued with redemption features in accordance with Accounting Series Release 268 — Presentation in Financial Statements of “Redeemable Preferred Stocks” and EITF D-98: Classification and Measurement of Redeemable Securities.
Certifications, Exhibit 31
14.	Please conform your certifications to that found in Section 601(b)31. of Regulation S-K. In this regard, change “annual report” to simply “report” in paragraphs 2., 3., and 4(a)., and add paragraph 4(d).

We have noted the Staff’s comment and have made the appropriate changes in our revised certifications.
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
15.	We note that you evaluated the embedded conversion feature within your $13M Senior Subordinated Convertible Loan Notes and your $10M 12% Subordinated Convertible Guaranteed Note and determined they did not meet the criteria for bifurcation under SFAS 133. Please provide us with your analyses to support your conclusions that no bifurcation was necessary.

The conversion provisions for these notes are essentially the same as the conversion features of the $25 million Senior Secured Notes and therefore our response is covered under our response to comment #11.
Controls and Procedures, page 44
Changes in Internal Control over Financial Reporting, page 45
16.	We note in the first paragraph under the section, “Changes in Internal Control over Financial Reporting,” that there were no changes. However, you appear to describe changes in internal controls within the second paragraph. Please clarify whether there were any changes in internal control during the quarter ended June 30, 2006.

As noted in the Controls and Procedures item, there were two changes identified. However, both of these changes were not effective as of June 30, 2006. The country financial controller did not start in his capacity until the third quarter of 2006 and this was reported as a change of internal control in the third quarter. We were unable to determine if its whistle blower hot line was properly disseminated to all of its
CanArgo Energy Corporation — Page 7
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

employees and therefore we did not believe that the control was in effect as of June 30, 2006. We are waiting until we can verify its operation prior to reporting this change.
     We believe that we have adequately responded to the outstanding comments. Please call me directly at 011 44 1 481 729 980 or Steven Polkoff of our independent registered accountants at (847) 726-8100 with any questions or additional comments. Richard Battey is no longer with the Company and therefore please address all future correspondence to my attention. Thank you.
Sincerely,
CANARGO ENERGY CORPORATION
Jeffrey Wilkins, CFO

Cc:	Steven Polkoff L J Soldinger Associates, LLC Peter Basilevsky Satterlee Stephens Burke & Burke LLP
CanArgo Energy Corporation — Page 8
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

P.O. Box 291, St. Peter Port, Guernsey, GY1 3RR, British Isles

Telephone	+44 1481 729 980
Fax Phone	+44 1481 729 982
December 6, 2006
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.W., Stop 7010
Washington, D.C. 20549

Re:	CanArgo Energy Corporation
Registration Statement on Form S-3
Filed October 13, 2006
File No. 333-137993

Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Filed August 9, 2006
File No. 001-32145
Ladies and Gentlemen:
Pursuant to the Staff’s Comment Letters to CanArgo Energy Corporation (the “Company”) dated November 14, 2006, the Company will be filing an Amendment No. 1 on Form 10-K/A to Form 10-K — Annual Report for the fiscal year ending December 31, 2005 and hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
CanArgo Energy Corporation — Page 9
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
CANARGO ENERGY CORPORATION
Jeffrey Wilkins, CFO
CanArgo Energy Corporation — Page 10
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA